Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2015 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2014 and the other information contained in such annual report.

The following discussion includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “believes” “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Annual Report on Form 20-F under the heading  “Risk Factors.”

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended June 30,
	2014	2015
Sales	100%	100%
Cost of sales	59.57	58.43
Gross profit	40.43	41.57

Research and development costs	8.24	12.77
Selling and marketing expenses	5.59	7.49
General and administrative expenses	3.48	5.32
Operating Income	23.12	15.99
Financial income, net	0.44	0.32
Income before income taxes	23.56	16.31
Income tax expenses	3.59	2.26
Net Income	19.97	14.05

Sales in the six months ended June 30, 2015 decreased moderately by 2.8% to $35,884 thousand compared to $36,922 thousand in the six months ended June 30, 2014. Our modest decrease in sales during the six months ended June 30, 2015 was mainly attributed to a lower demand for our products from our largest customer, longer-than-expected decision-making processes and slower-than-projected market deployments by some of our largest customers, offset with our continued benefit from our traditional growth engines including the continued increase of ongoing orders from existing customers, continued integration of our products into some of our larger customers' product lines and the continued expansion of our customer base.

Gross profit in the six months ended June 30, 2015 was $14,917 thousand compared to $14,926 thousand in the six months ended June 30, 2014. Gross profit as a percentage of sales in the six months ended June 30, 2015 was 41.6%, compared to 40.4% in the six months ended June 30, 2014. Our gross profit is largely dependent on the mix of products we sell during a specific period. The slightly higher gross profit percentage in the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was primarily a result of changes to the mix of products we sold in the six months ended June 30, 2015. Gross profit is also affected by, among other factors, write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in the six months ended June 30, 2015 decreased to 0.4%, compared to 0.6% in the six months ended June 30, 2014. In addition, adjustments of inventory step up related to the recent acquisition of Fiberblaze A/S (Fiberblaze") were $268 thousand in the six months ended June 30, 2015.

Research and development costs in the six months ended June 30, 2015 increased by 50.5% to $4,581 thousand compared to $3,044 thousand in the six months ended June 30, 2014. This increase was mainly attributed to added expenses related to the recent acquisition of Fiberblaze and amortization of acquired intangible assets from such acquisition, as well as to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies, which contributed approximately $1,828 thousand to such increase. Thus, there was an increase in our research and developments costs in the six months ended June 30, 2015, despite the effect of a relative strengthening of the US Dollar against the New Israeli Shekel (“NIS”), which contributed approximately $291 thousand to a decrease in the research and development costs (since a significant portion of our research and development expenses are incurred in NIS) which decrease was more than offset by the factors outlined above.

Selling and marketing expenses in the six months ended June 30, 2015 increased by 30.4% to $2,689 thousand compared to $2,062 thousand in the six months ended June 30, 2014. This increase was mainly attributed to added expenses related to the recent acquisition of Fiberblaze and amortization of acquired intangible assets from such acquisition, as well as to our continued investment in the promotion of our server networking products, which contributed approximately $753 thousand to such increase. Thus, there was an increase in our selling and marketing expenses in the six months ended June 30, 2015, despite the effect of a relative strengthening of the US Dollar against the NIS, which contributed approximately $126 thousand to a decrease in the selling and marketing expenses (since a significant portion of our research and development expenses are incurred in NIS) which decrease was more than offset by the factors outlined above.

General and administrative expenses in the six months ended June 30, 2015 increased by 48.6% to $1,909 thousand compared to $1,285 thousand in the six months ended June 30, 2014. This increase was mainly attributed to added expenses related to the recent acquisition of Fiberblaze and changes in the fair value of contingent consideration from such acquisition, as well as to the growth in our activity which contributed approximately $767 thousand to such increase. Thus, there was an increase in our general and administrative expenses in the six months ended June 30, 2015, despite the effect of a relative strengthening of the US Dollar against the NIS, which contributed approximately $143 thousand to a decrease in the general and administrative expenses (since a significant portion of our research and development expenses are incurred in NIS) which decrease was more than offset by the factors outlined above.

Financial income, net in the six months ended June 30, 2015 decreased by 30.7% to $113 thousand compared to $163 thousand in the six months ended June 30, 2014. The decrease was primarily caused by the relative weakening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), which created a net financial expense in US dollars from exchange rate differences.

In the six months ended June 30, 2015 we recorded current income tax expenses of $1,169 thousand and deferred income tax benefit of $359 thousand compared to current income tax expenses of $1,555 thousand and deferred income tax benefit of $225 thousand in the six months ended June 30, 2014. In addition, in the six months ended June 30, 2014 we recorded income tax benefits relating to prior years of $7 thousand.

In the six months ended June 30, 2015 we recorded net income of $5,041 thousand compared to net income of $7,375 thousand in the six months ended June 30, 2014, a 31.6% decrease. This decrease was mainly due to higher operating expenses which we incurred in the six months ended June 30, 2015, whereas our sales remained similar compared to the six months ended June 30, 2014.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

As of June 30, 2015, we had working capital of $53,543 thousand and our current ratio (current assets to current liabilities) was 3.47. Cash and cash equivalents as of June 30, 2015 decreased by $430 thousand to $17,460 thousand, compared to $17,890 thousand as of December 31, 2014. Short-term bank deposits decreased from $4,000 thousand as of December 31, 2014 to $0 as of June 30, 2015. Short-term marketable securities decreased by $6,568 thousand to $8,599 thousand as of June 30, 2015 and long-term marketable securities increased by $9,029 thousand to $29,387 thousand between the same periods. The net decrease of $1,969 thousand in these four balance sheet items in the six months ended June 30, 2015 was mainly due to the dividend distribution in the amount of $7.3m, which was only partially offset by net cash provided by operating activities in the six months ended June 30, 2015.

Trade receivables decreased to $15,597 thousand as of June 30, 2015, compared to $18,831 thousand as of December 31, 2014. Other receivables increased to $1,944 thousand as of June 30, 2015, compared to $1,632 thousand as of December 31, 2014.

Trade payables increased to $9,106 thousand as of June 30, 2015, compared to $8,236 thousand as of December 31, 2014. Other payables and accrued liabilities increased to $7,289 thousand as of June 30, 2015, compared to $5,783 thousand as of December 31, 2014.

Cash provided by operating activities in the six months ended June 30, 2015 amounted to $6,361 thousand compared to cash used by operating activities in the amount of $6,885 thousand in the six months ended June 30, 2014. The cash provided by operating activities in the six months ended June 30, 2015 was the result of our positive operating income.

Inventories increased to $31,001 thousand as of June 30, 2015, compared to $25,449 thousand as of December 31, 2014.

Capital expenditures on property and equipment in the six months ended June 30, 2015 were $2,290 thousand, compared with $1,173 thousand in the six months ended June 30, 2014.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.